Exhibit 12

TXU ENERGY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001(a)	2000
		Millions of Dollars, Except Ratios
EARNINGS:
Income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	$497	$322	$577	$568
Add: Total federal income taxes	231	117	242	222
Fixed charges (see detail below)	374	265	277	299

Total earnings	$1,102	$704	$1,096	$1,089

FIXED CHARGES:
Interest expense, excluding capitalized interest	$330	$222	$236	$261
Rentals representative of the interest factor	44	43	41	38

Total fixed charges	$374	$265	$277	$299

RATIO OF EARNINGS TO FIXED CHARGES	2.95	2.66	3.96	3.64

(a)	Reflects a reclassification of $149 million pretax ($97 million after-tax) of extraordinary loss on extinguishment of debt to Other Deductions and Income Tax Expense as a result of the implementation of SFAS No. 145.